SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

IXYS Corporation

(Name of Issuer)

Common Stock par value $0.01 per share

(Title of Class of Securities)

46600W-10-6

(CUSIP Number)

E. Barry Lyon
Assistant General Counsel
Asea Brown Boveri Inc.
P.O. Box 5308
501 Merritt 7
Norwalk, CT 06856
Telephone:  (203) 750-2326

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46600W-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Asea Brown Boveri Atkiengesellschaft

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Share exchange pursuant to a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,161,046 shares of common stock of the Issuer (the “Common Stock”).

	8.	Shared Voting Power 5,161,046 shares of Common Stock.

	9.	Sole Dispositive Power 5,161,046 shares of Common Stock.

	10.	Shared Dispositive Power 5,161,046 shares of Common Stock.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,161,046 shares of Common Stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
15.8% (based on 32,742,971 shares of Common Stock outstanding as of November 10, 2003), representing the percentage of shares held by Asea Brown Boveri Atkiengesellschaft.

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Asea Brown Boveri Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Share exchange pursuant to a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
5,161,046 shares of Common Stock, representing the shares held by Asea Brown Boveri  Atkiengesellschaft; Asea Brown Boveri Inc. disclaims any beneficial ownership of such shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
15.8% (based on 32,742,971 shares of Common Stock outstanding as of November 10, 2003); representing the percentage of shares held by Asea Brown Boveri  Atkiengesellschaft; Asea Brown Boveri Inc. disclaims any beneficial ownership of such shares.

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ABB Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) Share exchange pursuant to a merger

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,161,046 shares of Common Stock, representing the shares held by Asea Brown Boveri Atkiengesellschaft.

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,161,046 shares of Common Stock, representing the shares held by Asea Brown Boveri Atkiengesellschaft.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,161,046 shares of Common Stock, representing the shares held by Asea Brown Boveri Atkiengesellschaft.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.

Percent of Class Represented by Amount in Row (11)
15.8% (based on 32,742,971 shares of Common Stock outstanding as of November 10, 2003), representing the percentage of shares held by Asea Brown Boveri Atkiengesellschaft.

14.	Type of Reporting Person (See Instructions) CO

ABB Ltd. (“ABB Ltd.”), Asea Brown Boveri Atkiengesellschaft (“ABB AG”) and Asea Brown Boveri Inc. (“ABB Inc.” and together with ABB Ltd. and ABB AG, the “Reporting Group”) hereby collectively amend their statement on Schedule 13D/A filed with the Securities and Exchange Commission on October 17, 2002 with respect to the Common Stock (the “Common Stock”) of IXYS Corporation.

Item 5.	Interest in Securities of the Issuer
On December 3, 2002, 317,840 shares of Common Stock held by ABB AG were sold at $8.05 per share.
On August 28, 2003, 319,000 shares of Common Stock held by ABB AG were sold at $9.00 per share.
On September 8, 2003, 270,395 shares of Common Stock held by ABB AG were sold at $11.00 per share.
As of November 26, 2003, ABB AG has beneficial ownership of 5,161,046 shares of Common Stock.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 - Agreement of ABB AG, ABB Inc. and ABB Ltd. to file Amendment #3 to Schedule 13D jointly.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 25, 2003
Date
ASEA BROWN BOVERI INC. ATKIENGESELLSCHAFT

/S/ E. Barry Lyon
Signature

E. Barry Lyon/Authorized Representative
Name/Title

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 25, 2003
Date
ASEA BROWN BOVERI INC.

/S/ E. Barry Lyon
Signature
E. Barry Lyon/Vice President and Assistant General Counsel
Name/Title

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 25, 2003
Date
ABB LTD.

/S/ E. Barry Lyon
Signature
E. Barry Lyon/Authorized Representative
Name/Title

Exhibit 1

Agreement To File Jointly

The undersigned hereby agree as follows:

(i)  Each of them is individually eligible to use the Amendment to Schedule 13D to which this Exhibit is attached, and such Amendment to Schedule 13D is filed on behalf of each of them; and

(ii)  Each of them is responsible for the timely filing of such Amendment to Schedule 13D and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

(iii)  This agreement may be signed in two or more counterparts, each of which, when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

Dated: November 25, 2003

Asea Brown Boveri Atkiengesellschaft

By:	/S/ E. Barry Lyon

Name / Title: Authorized Representative

Asea Brown Boveri Inc.

By:	/S/ E. Barry Lyon

Name / Title: Vice President and Assistant General Counsel

ABB Ltd.

By:	/S/ E. Barry Lyon

Name / Title: Authorized Representative